                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                           priceline.com Incorporated
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                                (Name of Issuer)

                     common stock, par value $.008 per share
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                         (Title of Class of Securities)

                                    741503106
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 5, 2001
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 4 pages)

                                  SCHEDULE 13D

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CUSIP NO.   741503106                                Page 2 of 4 Pages
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
----------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Delta Air Lines, Inc.
----------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
                                                                                                      (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        00
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                        7     SOLE VOTING POWER

      NUMBER OF               27,252,199
        SHARES     ---------------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 0
      REPORTING    ---------------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER


                              27,252,199
                   ---------------------------------------------------------------------------------------------
         WITH           10    SHARED DISPOSITIVE POWER


                              0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        27,252,199
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

----------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13      11.91%
----------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*

14      CO
----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   741503106                                Page 3 of 4 Pages


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ITEM 1         SECURITY AND ISSUER

               This Amendment No. 4 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on October 20, 2000 and which was amended on November 14, 2000, February 6, 2001 and May 24, 2001 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings set forth in the Schedule 13D.

ITEM 3         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Item 3 is hereby amended by adding the following information:

               On June 7, 2001, Delta partially exercised the 2001 Warrant and acquired 410,169 shares of priceline common stock by surrendering to priceline 1,218 shares of Series B Preferred Stock.

ITEM 5         INTEREST IN SECURITIES OF PRICELINE

               Item 5 is hereby amended by adding the following information:

               Between May 24, 2001 and June 7, 2001, Delta sold 2,640,000 shares of priceline common stock in transactions on the Nasdaq National Market for an aggregate sales price of approximately $14,790,366.81 (the "Open Market Sales"). The Open Market Sales are summarized as follows: (a) Delta sold 675,000 shares on May 24, 2001 at an average price per share of $5.0723703, (b) Delta sold 450,000 shares on May 25, 2001 at an average price per share of $5.1642222,
(c) Delta sold 125,000 shares on May 29, 2001 at an average price per share of $5.072, (d) Delta sold 400,000 shares on June 1, 2001 at an average price per share of $5.3523125, (e) Delta sold 290,000 shares on June 4, 2001 at an average price per share of $5.3401724, (f) Delta sold 249,764 shares on June 5, 2001 at an average price per share of $5.4500283 and (g) Delta sold 450,236 shares on June 7, 2001 at an average price per share of $7.4579131.

               As a result of the Open Market Sales, Delta is the beneficial owner of 27,252,199 shares of priceline common stock. The shares beneficially owned by Delta represent approximately 11.91% (assuming the exercise of Delta's right to purchase all 4,675,000 shares of priceline common stock pursuant to the Amended 1999 Warrant and the exercise of Delta's right to purchase the remaining 22,537,199 shares of priceline common stock pursuant to the 2001 Warrant) of the shares of priceline common stock outstanding on May 10, 2001, as set forth in priceline's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. The number of shares of priceline common stock beneficially owned by Delta and the number of shares of priceline common stock assumed to be outstanding have been adjusted pursuant to Rule 13d-3(d)(1).

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CUSIP NO.   741503106                                Page 4 of 4 Pages


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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 8, 2001                   Delta Air Lines, Inc.


                                      By:  /s/ M. Michele Burns
                                           ------------------------------------
                                           M. Michele Burns
                                           Executive Vice President and Chief
                                           Financial Officer